SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24th April 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.

Group Results

First Quarter 2007


                                                            London 24 April 2007

                             FOR IMMEDIATE RELEASE

                             ----------------------

                                                                                                     First
                                                                 First      Fourth       First     Quarter
                                                               Quarter     Quarter     Quarter     2007 vs
                                                                  2007        2006        2006        2006
                                                                   =======================================
$million
Profit for the period*                                           4,664       2,880       5,623
Inventory holding (gains) losses                                  (303)      1,015        (358)
                                                                    ---------------------------------------
Replacement cost profit                                          4,361       3,895       5,265        (17%)
                                                                    =======================================

-   per ordinary share (pence)                                   11.54       10.37       14.66
-   per ordinary share (cents)                                   22.50       20.08       25.66        (12%)
-   per ADS (dollars)                                             1.35        1.21        1.54
                                                                    =======================================


- BP's first quarter replacement cost profit was $4,361 million, compared with $5,265 million a year ago, a decrease of 17%.

- The first quarter result included a net non-operating gain of $363 million compared with a net non-operating charge of $17 million in the first quarter of 2006.

- Net cash provided by operating activities for the quarter was $8.0 billion compared with $8.9 billion a year ago.

- The effective tax rate on replacement cost profit of continuing operations for the quarter was 35%; the rate was also 35% a year earlier.

- Net debt at the end of the quarter was $21.8 billion. The ratio of net debt to net debt plus equity was 20% compared with 16% a year ago.

- Capital expenditure, excluding acquisitions, was $3.7 billion for the quarter. Total capital expenditure and acquisitions was $4.8 billion, which included $1.1 billion in respect of the acquisition of Chevron's Netherlands manufacturing company. Capital expenditure excluding acquisitions is expected to be around $18 billion for the year. Disposal proceeds were $0.9 billion for the quarter.

- The quarterly dividend, to be paid in June, is 10.325 cents per share ($0.6195 per ADS) compared with 9.375 cents per share a year ago, an increase of 10%. In sterling terms, the quarterly dividend is 5.151 pence per share, compared with 5.251 pence per share a year ago, a decrease of 2%. During the quarter, the company repurchased 238 million of its own shares for cancellation at a cost of $2.5 billion.


*  Profit attributable to BP shareholders.


The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 9.


Analysis of Replacement Cost Profit and Reconciliation to Profit for the Period

         --------------------------------------------------------------

                                                                        First          Fourth      First
                                                                      Quarter         Quarter    Quarter
                                                                         2007            2006       2006
                                                                          ===============================
$ million
Exploration and Production                                              6,043           5,063      6,823
Refining and Marketing                                                    838             312      1,612
Gas, Power and Renewables                                                 206             470        301
Other businesses and corporate                                           (116)           (276)      (217)
Consolidation adjustment                                                   83            (103)        (8)
                                                                          -------------------------------
RC profit before interest and tax                                       7,054           5,466      8,511
                                                                          -------------------------------

Finance costs and other finance expense                                  (171)           (149)      (143)
Taxation                                                               (2,440)         (1,347)    (2,929)
Minority interest                                                         (82)            (75)       (71)
                                                                          -------------------------------

RC profit from continuing operations attributable to BP
  shareholders(a)                                                       4,361           3,895      5,368
                                                                          ===============================

Inventory holding gains (losses) for continuing operations                303          (1,015)       358
                                                                          -------------------------------

Profit for the period from continuing operations attributable to
  BP shareholders                                                       4,664           2,880      5,726
Profit (loss) for the period from Innovene operations(b)                    -               -       (103)
                                                                          -------------------------------
Profit for the period attributable to BP shareholders                   4,664           2,880      5,623
                                                                          ===============================

RC profit from continuing operations attributable to BP                 4,361           3,895      5,368
shareholders
RC profit (loss) from Innovene operations                                   -               -       (103)
                                                                          -------------------------------
Replacement cost profit                                                 4,361           3,895      5,265
                                                                          ===============================



(a) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b)   See further detail in Note 3.





                      Results include Non-operating Items

                         -----------------------------

                                                                        First       Fourth        First
                                                                      Quarter      Quarter      Quarter
                                                                         2007         2006         2006
                                                                        ================================
$ million
Exploration and Production                                                748         (177)        (386)
Refining and Marketing                                                   (229)         (53)         564
Gas, Power and Renewables                                                   9          215          (55)
Other businesses and corporate                                             34         (188)           9
                                                                        --------------------------------
                                                                          562         (203)         132
Taxation                                                                 (199)          51          (46)
                                                                        --------------------------------
Continuing operations                                                     363         (152)          86
                                                                        --------------------------------

Innovene operations                                                         -            -          (96)
Taxation                                                                    -            -           (7)
                                                                        --------------------------------
Total for all operations                                                  363         (152)         (17)
                                                                        ================================


An analysis of non-operating items by type is provided on page 19.



                               Per Share Amounts

                                ----------------

                                                                         First        Fourth         First
                                                                       Quarter       Quarter       Quarter
                                                                          2007          2006          2006
                                                                         ==================================
Results for the period ($ million)
Profit(a)                                                                4,664         2,880         5,623
Replacement cost profit                                                  4,361         3,895         5,265
                                                                         ----------------------------------

Shares in issue at period end (thousand)(b)                         19,290,540    19,510,496    20,341,135
-            ADS equivalent (thousand)(b)                            3,215,090     3,251,749     3,390,189
Average number of shares outstanding (thousand)(b)                  19,384,508    19,610,871    20,521,872
-            ADS equivalent (thousand)(b)                            3,230,751     3,268,479     3,420,312
Shares repurchased in the period (thousand)                            237,916       310,385       349,079

Per ordinary share (cents)
Profit for the period                                                    24.06         15.04         27.40
RC profit for the period                                                 22.50         20.08         25.66

Per ADS (cents)
Profit for the period                                                   144.36         90.24        164.40
RC profit for the period                                                135.00        120.48        153.96
                                                                         ----------------------------------



  (a)   Profit attributable to BP shareholders.

(b)   Excludes treasury shares.





                                   Dividends

                                    --------


BP today announced a dividend of 10.325 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 5.151 pence per share and holders of American Depository Receipts (ADRs) $0.6195 per ADS. The dividend is payable on 4 June to shareholders on the register on 11 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 4 June.

                                                                        First       Fourth          First
                                                                      Quarter      Quarter        Quarter
                                                                         2007         2006           2006
                                                                        =================================
Dividends paid per ordinary share
    cents                                                              10.325        9.825          9.375
    pence                                                               5.258        5.241          5.288
Dividends per ADS (cents)                                               61.95        58.95          56.25
                                                                         =================================





                  Net Debt Ratio - Net Debt: Net Debt + Equity

                      -----------------------------------

                                                                       First        Fourth          First
                                                                     Quarter       Quarter        Quarter
                                                                        2007          2006           2006
                                                                         =================================
$ million
Gross debt                                                            23,728        24,010         18,679
Cash and cash equivalents                                              1,956         2,590          2,939
                                                                         ---------------------------------
Net debt                                                              21,772        21,420         15,740
                                                                         =================================
Equity                                                                85,749        85,465         80,881
Net debt ratio                                                           20%           20%            16%
                                                                         =================================




                           Exploration and Production

                             ----------------------

                                                                        First       Fourth          First
                                                                      Quarter      Quarter        Quarter
$ million                                                                2007         2006           2006
                                                                         =================================
Profit before interest and tax(a)                                       6,054        5,057          6,816
Inventory holding (gains) losses                                         (11)            6              7
                                                                         ---------------------------------
Replacement cost profit before interest and tax                         6,043        5,063          6,823
                                                                         =================================

By region:
UK                                                                      1,062        1,534          1,165
Rest of Europe                                                            720          249            303
US                                                                      1,652          952          2,311
Rest of World                                                           2,609        2,328          3,044
                                                                         ---------------------------------
                                                                        6,043        5,063          6,823
                                                                         =================================
Results include:
Non-operating items
UK                                                                       145           289           (394)
Rest of Europe                                                           533           (13)             -
US                                                                        (8)         (269)             2
Rest of World                                                             78          (184)             6
                                                                         ---------------------------------
                                                                         748          (177)          (386)
                                                                         =================================

Exploration expense
UK                                                                         20            6              7
Rest of Europe                                                              -            -              -
US                                                                         77          324             66
Rest of World                                                              59           78            116
                                                                         ---------------------------------
                                                                          156          408            189
                                                                         =================================

Production (net of royalties)(b)
Liquids (mb/d) (net of royalties)(c)
UK                                                                        236          239            281
Rest of Europe                                                             59           57             68
US                                                                        526          533            566
Rest of World                                                           1,625        1,587          1,618
                                                                         ---------------------------------
                                                                        2,446        2,416          2,533
                                                                         =================================
Natural gas (mmcf/d) (net of royalties)
UK                                                                        907          888          1,196
Rest of Europe                                                             41           90             94
US                                                                      2,163        2,196          2,485
Rest of World                                                           5,391        5,082          4,938
                                                                         ---------------------------------
                                                                        8,502        8,256          8,713
                                                                         =================================
Total hydrocarbons (mboe/d)(d)
UK                                                                        393          392            487
Rest of Europe                                                             66           73             83
US                                                                        899          912            995
Rest of World                                                           2,554        2,463          2,470
                                                                         ---------------------------------
                                                                        3,912        3,840          4,035
                                                                         =================================

Average realizations(e)
Total liquids ($/bbl)                                                   53.43        54.13          55.88
Natural gas ($/mcf)                                                      4.86         4.38           5.54
Total hydrocarbons ($/boe)                                              41.06        40.13          44.20
                                                                         =================================



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b)   Includes BP's share of production of equity-accounted entities.

(c)   Crude oil and natural gas liquids.

(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.





                           Exploration and Production

                             ----------------------


The replacement cost profit before interest and tax for the first quarter was $6,043 million, a decrease of 11% over the first quarter of 2006. This result was impacted by lower oil and gas realizations and lower reported volumes, reflecting the impact of the divestment activity in 2006. In addition, it included higher costs, reflecting the impacts of sector-specific inflation, increased integrity spend and higher depreciation charges. BP's share of income from TNK-BP was negatively affected by lower prices and the adverse effect of lagged tax reference prices.

The result included a net non-operating gain of $748 million, with the most significant items being the gain on the sale of our assets in the Netherlands, which completed on 31 January, and fair value gains on embedded derivatives relating to North Sea gas contracts. The corresponding quarter in 2006 contained a net non-operating charge of $386 million.

After adjusting for the impact of divestments, production was flat compared with the first quarter of 2006. Actual production was down 123 mboe/d. Full year production in 2007 is expected to be in the range of 3.8 to 3.9 mmboe/d, in line with the guidance given with our fourth quarter results.

During the quarter, we had our first lifting from the Dalia field in Angola, with the field ramping up as planned, and the BTC pipeline celebrated the loading of its 100 millionth barrel at the Ceyhan terminal. In Angola, the Greater Plutonio FPSO has been successfully moored.

We continued our strong exploration track record in Angola with Miranda, our 13th successful well in Block 31, and made the Giza North gas discovery in Egypt.

Since the end of the quarter, we have divested our interest in the Entrada field in the deepwater Gulf of Mexico, and acquired an increased interest in the Badin field in Pakistan in exchange for our ownership interest in the West Texas Pipeline System.




                             Refining and Marketing

                              -------------------

                                                                        First       Fourth          First
                                                                      Quarter      Quarter        Quarter
                                                                         2007         2006           2006
                                                                         =================================
$ million
Profit (loss) before interest and tax(a)                                1,129         (706)         2,038
Inventory holding (gains) losses                                         (291)       1,018           (426)
                                                                         ---------------------------------
Replacement cost profit (loss) before interest and tax                    838          312          1,612
                                                                         =================================
By region:
UK                                                                        (10)         190           (148)
Rest of Europe                                                            298          336            564
US                                                                        122         (421)           637
Rest of World                                                             428          207            559
                                                                         ---------------------------------
                                                                          838          312          1,612
                                                                         =================================
Results include:
Non-operating items
UK                                                                       (163)          23             20
Rest of Europe                                                            (12)         (89)           229
US                                                                        (58)          25             96
Rest of World                                                               4          (12)           219
                                                                         ---------------------------------
                                                                         (229)         (53)           564
                                                                         =================================
Refinery throughputs (mb/d)
UK                                                                        148          188            111
Rest of Europe                                                            640          660            639
US                                                                      1,152        1,052            976
Rest of World                                                             292          294            296
                                                                         ---------------------------------
Total throughput                                                        2,232        2,194          2,022
                                                                         =================================
Refining availability (%)(b)                                             81.6         81.6           79.9
                                                                         =================================
Oil sales volumes (mb/d)
Refined products
UK                                                                        335          354            345
Rest of Europe                                                          1,246        1,368          1,315
US                                                                      1,564        1,541          1,599
Rest of World                                                             624          601            567
                                                                         ---------------------------------
Total marketing sales                                                   3,769        3,864          3,826
Trading/supply sales                                                    2,026        1,920          2,204
                                                                         ---------------------------------
Total refined product sales                                             5,795        5,784          6,030
Crude oil                                                               2,017        1,959          2,571
                                                                         ---------------------------------
Total oil sales                                                         7,812        7,743          8,601
                                                                         =================================
Global Indicator Refining Margin ($/bbl)(c)
NWE                                                                      4.16         2.49           2.88
USGC                                                                    10.14         7.92          10.86
Midwest                                                                  7.62         5.42           4.89
USWC                                                                    22.21        14.59          11.22
Singapore                                                                4.84         2.95           3.54
BP Average                                                               9.45         6.30           6.28
                                                                         =================================
Chemicals production (kte)
UK                                                                        256          159            303
Rest of Europe                                                            748          797            842
US                                                                      1,076          976            789
Rest of World                                                           1,520        1,357          1,687
                                                                         ---------------------------------
Total production                                                        3,600        3,289          3,621
                                                                         =================================



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.



                             Refining and Marketing

                              -------------------

The replacement cost profit before interest and tax for the first quarter was $838 million compared with $1,612 million for the same period last year. The quarter's result included a net non-operating charge of $229 million, primarily in respect of asset impairments. This compares with a net non-operating gain of $564 million for the same period last year.

Compared with the first quarter of 2006, our result benefited from a stronger operating environment for both refining and marketing. However, the benefit of higher refining throughput at Texas City during the quarter was more than offset by the impact of operational issues at a number of our other refineries, particularly in the US. In addition, the quarter's result reflects a significant IFRS fair value accounting charge, lower supply optimization benefits and greater integrity spend.

The refining throughputs for the quarter were 2,232 mb/d compared with 2,022 mb/ d for the same quarter last year. The improvement in throughputs was mainly due to the partial resumption of operations at the Texas City refinery. Excluding the Texas City refinery, refining availability for the first quarter of 2007 was 94.6% compared with 96.0% in the first quarter of 2006. Marketing sales were 3,769 mb/d compared with 3,826 mb/d for the corresponding period in 2006, reflecting lower heating oil demand in Europe caused by relatively mild winter weather.

On 31 March 2007, BP completed its acquisition of Chevron's Netherlands manufacturing company, Texaco Raffinaderij Pernis B.V., for $1.1 billion.

BP agreed to sell, subject to required regulatory approvals, its Coryton Refinery in Essex, UK, to Petroplus Holdings AG for consideration of $1.4 billion, plus working capital. Furthermore, BP announced its intention to sell its ethyl acetate and vinyl acetate monomer manufacturing units at Saltend, near Hull, UK.

BP announced it had selected the University of California Berkeley, and its partners the University of Illinois at Urbana-Champaign and the Lawrence Berkeley National Laboratory, to join in the previously announced $500 million research programme to explore how bioscience can be used to increase energy production and reduce the impact of energy consumption on the environment.

Late in the quarter, operational issues at the Whiting Refinery have reduced throughput to around 200,000 barrels per day, about half its capacity, and limited the crude slate to primarily sweet grades. This will continue until we complete the necessary repairs.




                           Gas, Power and Renewables

                            -----------------------

                                                                         First      Fourth       First
                                                                       Quarter     Quarter     Quarter
                                                                          2007        2006        2006
                                                                        ===============================

Profit before interest and tax(a)                                          206         468         238
Inventory holding (gains) losses                                             -           2          63
                                                                        -------------------------------
Replacement cost profit before interest and tax                            206         470         301
                                                                        ===============================
By region:
UK                                                                          48         147         (72)
Rest of Europe                                                               7         143           1
US                                                                          26         114         178
Rest of World                                                              125          66         194
                                                                        -------------------------------
                                                                           206         470         301
                                                                        ===============================
Results include:
Non-operating items
UK                                                                           7          56         (55)
Rest of Europe                                                               -         189           -
US                                                                           1           -           -
Rest of World                                                                1         (30)          -
                                                                        -------------------------------
                                                                             9         215         (55)
                                                                        ===============================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


The replacement cost profit before interest and tax for the first quarter was $206 million compared with $301 million a year ago. The non-operating gain for the first quarter comprises fair value gains on embedded derivatives of $7 million and a net gain of $2 million on the sale of assets. The corresponding quarter in 2006 included a fair value loss of $55 million on embedded derivatives.

The first quarter's result was significantly lower than the same period in 2006, primarily due to a lower contribution from the marketing and trading business, partially offset by strong operating performance from the NGL's business, particularly in Canada, a positive impact in respect of non-operating items and a benefit due to the absence of last year's IFRS fair value accounting charge.

In March, BP Solar began construction of two mega cell plants, one at its European headquarters in Madrid, Spain and the second at its joint venture facility, Tata BP Solar, in Bangalore, India. Also, we expect to begin construction of a wind power generation project in India and five wind power generation projects in the US, located in California, Colorado, North Dakota and Texas, in 2007. These projects are expected to deliver a combined generation capacity of more than 500 megawatts. During the quarter, China's first LNG terminal at Guangdong (BP 30%) reached the milestone of receiving 1 million tonnes of LNG, which is supplied to power, industrial and residential customers in Southeast China.



                         Other Businesses and Corporate

                           --------------------------

                                                                         First      Fourth       First
                                                                       Quarter     Quarter     Quarter
                                                                          2007        2006        2006
                                                                        ===============================
$ million
Profit (loss) before interest and tax(a)                                  (115)       (265)       (215)
Inventory holding (gains) losses                                            (1)        (11)         (2)
                                                                        -------------------------------
Replacement cost profit (loss) before interest and tax                    (116)       (276)       (217)
                                                                        ===============================

By region:
UK                                                                         (46)        280        (141)
Rest of Europe                                                              21         (97)         (3)
US                                                                        (114)       (319)       (104)
Rest of World                                                               23        (140)         31
                                                                        -------------------------------
                                                                          (116)       (276)       (217)
                                                                        ===============================
Results include:
Non-operating items
UK                                                                           -          13           -
Rest of Europe                                                              28          (2)          -
US                                                                           6        (199)          9
Rest of World                                                                -           -           -
                                                                        -------------------------------
                                                                            34        (188)          9
                                                                        ===============================


(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The first quarter's result includes a net gain of $34 million in respect of non-operating items.


Cautionary Statement: The foregoing discussion contains forward looking statements particularly those regarding capital expenditure, production and the construction of wind power generation projects and their expected combined generation capacity. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

                       Summarized Group Income Statement

                        -------------------------------

                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
Sales and other operating revenues (Note 4)                              61,307      61,946      63,288
Earnings from jointly controlled entities - after interest and tax          333         284         573
Earnings from associates - after interest and tax                           163         125         115
Interest and other revenues                                                 233         177         198
                                                                         -------------------------------
Total revenues                                                           62,036      62,532      64,174
Gains on sale of businesses and fixed assets                                680         300         597
                                                                         -------------------------------
Total revenues and other income                                          62,716      62,832      64,771

Purchases                                                                42,660      44,506      43,819
Production and manufacturing expenses                                     5,752       6,425       5,217
Production and similar taxes (Note 5)                                       747         632         932
Depreciation, depletion and amortization                                  2,519       2,441       2,184
Impairment and losses on sale of businesses and fixed assets                223          60          23
Exploration expense                                                         156         408         189
Distribution and administration expenses                                  3,457       4,205       3,096
Fair value (gain) loss on embedded derivatives                            (155)        (296)        442
                                                                         -------------------------------
Profit before interest and taxation from continuing operations            7,357       4,451       8,869
Finance costs (Note 6)                                                      264         205         191
Other finance income (Note 7)                                               (93)        (56)        (48)
                                                                         -------------------------------
Profit before taxation from continuing operations                         7,186       4,302       8,726
Taxation                                                                  2,440       1,347       2,929
                                                                         -------------------------------
Profit from continuing operations                                         4,746       2,955       5,797
Profit (loss) from Innovene operations (Note 3)                               -           -        (103)
                                                                         -------------------------------
Profit for the period                                                     4,746       2,955       5,694
                                                                         -------------------------------
Attributable to:
BP shareholders                                                           4,664       2,880       5,623
Minority interest                                                            82          75          71
                                                                         -------------------------------
                                                                          4,746       2,955       5,694
                                                                         ===============================
Earnings per share - cents
Profit for the period attributable to BP shareholders
Basic                                                                     24.06       15.04       27.40
Diluted                                                                   23.94       14.88       27.13
Profit from continuing operations attributable to BP shareholders
Basic                                                                     24.06       15.04       27.90
Diluted                                                                   23.94       14.88       27.63





                         Summarized Group Balance Sheet

                          ----------------------------

                                                                                31 March     31 December
                                                                                    2007            2006
                                                                              ===========================
$ million
Non-current assets
Property, plant and equipment                                                     92,307          90,999
Goodwill                                                                          10,991          10,780
Intangible assets                                                                  5,667           5,246
Investments in jointly controlled entities                                        15,159          15,074
Investments in associates                                                          6,064           5,975
Other investments                                                                  1,595           1,697
                                                                              ---------------------------
Fixed assets                                                                     131,783         129,771
Loans                                                                                769             817
Other receivables                                                                    931             862
Derivative financial instruments                                                   2,486           3,025
Prepayments and accrued income                                                     1,025           1,034
Defined benefit pension plan surplus                                               6,950           6,753
                                                                              ---------------------------
                                                                                 143,944         142,262
                                                                              ---------------------------
Current assets
Loans                                                                                175             141
Inventories                                                                       19,812          18,915
Trade and other receivables                                                       38,819          38,692
Derivative financial instruments                                                   7,550          10,373
Prepayments and accrued income                                                     3,392           3,006
Current tax receivable                                                                95             544
Cash and cash equivalents                                                          1,956           2,590
                                                                              ---------------------------
                                                                                  71,799          74,261
Assets classified as held for sale                                                 1,113           1,078
                                                                              ---------------------------
                                                                                  72,912          75,339
                                                                              ---------------------------
Total assets                                                                     216,856         217,601
                                                                              ===========================
Current liabilities
Trade and other payables                                                          43,681          42,236
Derivative financial instruments                                                   7,508           9,424
Accruals and deferred income                                                       5,467           6,147
Finance debt                                                                      11,597          12,924
Current tax payable                                                                3,322           2,635
Provisions                                                                         1,934           1,932
                                                                              ---------------------------
                                                                                  73,509          75,298
Liabilities directly associated with the assets classified as held for                 -              54
sale
                                                                              ---------------------------
                                                                                  73,509          75,352
                                                                              ---------------------------
Non-current liabilities
Other payables                                                                     1,319           1,430
Derivative financial instruments                                                   3,626           4,203
Accruals and deferred income                                                         949             961
Finance debt                                                                      12,131          11,086
Deferred tax liabilities                                                          18,593          18,116
Provisions                                                                        11,655          11,712
Defined benefit pension plan and other
  post-retirement benefit plan deficits                                            9,325           9,276
                                                                              ---------------------------
                                                                                  57,598          56,784
                                                                              ---------------------------
Total liabilities                                                                131,107         132,136
                                                                              ---------------------------
Net assets                                                                        85,749          85,465
                                                                              ===========================
Equity
BP shareholders' equity                                                           84,874          84,624
Minority interest                                                                    875             841
                                                                              ---------------------------
                                                                                  85,749          85,465
                                                                              ===========================





                Group Statement of Recognized Income and Expense

                   ------------------------------------------

                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
Currency translation differences                                            174       1,032         153
Exchange gain on translation of foreign operations transferred to
  gain on sale of businesses and fixed assets                               (19)          -           -
Actuarial gain relating to pensions and other post-retirement                 -       2,615           -
benefits
Available-for-sale investments marked to market                            (109)        264         197
Available-for-sale investments - recycled to the income statement             -        (269)       (346)
Cash flow hedges marked to market                                            28         141          57
Cash flow hedges - recycled to the income statement                         (60)       (143)         57
Cash flow hedges - recycled to the balance sheet                             (7)        (11)          -
Taxation                                                                    (77)       (814)         61
                                                                         -------------------------------
Net income (expense) recognized directly in equity                          (70)      2,815         179
Profit for the period                                                     4,746       2,955       5,694
                                                                         -------------------------------
Total recognized income and expense for the period                        4,676       5,770       5,873
                                                                         ===============================
Attributable to:
  BP shareholders                                                         4,578       5,646       5,802
  Minority interest                                                          98         124          71
                                                                         -------------------------------
                                                                          4,676       5,770       5,873
                                                                         ===============================





                      Movement in BP Shareholders' Equity

                        -------------------------------

$ million
Movement in BP shareholders' equity
At 31 December 2006                                                                                84,624
Profit for the period                                                                               4,664
Distribution to shareholders                                                                       (2,001)
Currency translation differences (net of tax)                                                         142
Exchange gain on translation of foreign operations
  transferred to gain on sale (net of tax)                                                            (19)
Share-based payments (net of tax)                                                                     104
Repurchase of ordinary share capital                                                               (2,499)
Available-for-sale investments (net of tax)                                                          (121)
Cash flow hedges (net of tax)                                                                         (20)

                                                                                             -------------
At 31 March 2007                                                                                   84,874
                                                                                             =============





                      Summarized Group Cash Flow Statement

                       ---------------------------------

                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
Operating activities
Profit before taxation from continuing operations                         7,186       4,302       8,726
Adjustments to reconcile profits before tax to net cash
  provided by operating activities
Exploration expenditure written off                                          55         265         114
Depreciation, depletion and amortization                                  2,519       2,441       2,184
Impairment and (gain) loss on sale of businesses and fixed assets          (457)       (240)       (574)
Earnings from jointly controlled entities and associates                   (496)       (409)       (688)
Dividends received from jointly controlled entities and associates          229         809       1,011
Working capital and other movements                                      (1,058)     (2,198)     (1,850)
                                                                         -------------------------------
Net cash provided by operating activities(a)                              7,978       4,970       8,923
                                                                         -------------------------------
Investing activities
Capital expenditure                                                      (3,645)     (4,473)     (3,295)
Acquisitions, net of cash acquired                                       (1,087)       (127)          -
Investment in jointly controlled entities                                    (9)        (11)          -
Investment in associates                                                    (44)       (103)       (157)
Proceeds from disposal of fixed assets                                      310         918         484
Proceeds from disposal of businesses, net of cash disposed                  608        (100)        166
Proceeds from loan repayments                                                45          26          72
                                                                         -------------------------------
Net cash used in investing activities                                    (3,822)     (3,870)     (2,730)
                                                                         -------------------------------
Financing activities
Net repurchase of shares                                                 (2,402)     (3,449)     (3,861)
Proceeds from long-term financing                                         1,358       2,215         396
Repayments of long-term financing                                        (1,134)     (1,874)        (65)
Net increase (decrease) in short-term debt                                 (558)      3,348        (710)
Dividends paid    -   BP shareholders                                    (2,001)     (1,927)     (1,922)
                               -   Minority interest                        (64)        (72)        (66)
                                                                         -------------------------------
Net cash used in financing activities                                    (4,801)     (1,759)     (6,228)
                                                                         -------------------------------
Currency translation differences relating to cash and
  cash equivalents                                                           11          50          14
                                                                         -------------------------------
Increase (decrease) in cash and cash equivalents                           (634)       (609)        (21)
Cash and cash equivalents at beginning of period                          2,590       3,199       2,960
                                                                         -------------------------------
Cash and cash equivalents at end of period                                1,956       2,590       2,939
                                                                         ===============================



(a) Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.





                      Summarized Group Cash Flow Statement

                       ---------------------------------

                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
Working capital and other movements
Interest receivable                                                         (95)        (80)       (130)
Interest received                                                            85          89         146
Finance costs                                                               264         205         191
Interest paid                                                              (333)       (314)       (310)
Other finance income                                                        (93)        (56)        (48)
Share-based payments                                                         75          77          83
Net operating charge for pensions and other
  post-retirement benefits, less contributions                              (87)       (128)        (50)
Net charge for provisions, less payments                                   (157)        446        (207)
(Increase) decrease in inventories                                         (648)        861       1,008
(Increase) decrease in other current and non-current assets               3,139       2,869         335
Increase (decrease) in other current and non-current liabilities         (2,000)     (2,476)       (107)
Income taxes paid                                                        (1,208)     (3,691)     (2,761)
                                                                         -------------------------------
                                                                         (1,058)     (2,198)     (1,850)
                                                                         ===============================





                      Capital Expenditure and Acquisitions

                         ------------------------------


                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
By business

Exploration and Production
UK                                                                          221         309         182
Rest of Europe                                                               87          49          69
US                                                                        1,050       1,234       1,021
Rest of World                                                             1,638       1,905       1,428
                                                                         -------------------------------
                                                                          2,996       3,497       2,700
                                                                         -------------------------------
Refining and Marketing
UK                                                                           73         217          61
Rest of Europe(a)                                                         1,210         395          65
US                                                                          269         540         258
Rest of World                                                                80         334         107
                                                                         -------------------------------
                                                                          1,632       1,486         491
                                                                         -------------------------------
Gas, Power and Renewables
UK                                                                            7          43           1
Rest of Europe(a)                                                             7          18           5
US                                                                           36         268          20
Rest of World                                                                13          35          14
                                                                         -------------------------------
                                                                             63         364          40
                                                                         -------------------------------
Other businesses and corporate
UK                                                                           35          66          19
Rest of Europe                                                                2           -           -
US                                                                           32          21           8
Rest of World                                                                 -           3           -
                                                                         -------------------------------
                                                                             69          90          27
                                                                         -------------------------------
                                                                          4,760       5,437       3,258
                                                                         ===============================
By geographical area
UK                                                                          336         635         263
Rest of Europe                                                            1,306         462         139
US                                                                        1,387       2,063       1,307
Rest of World                                                             1,731       2,277       1,549
                                                                         -------------------------------
                                                                          4,760       5,437       3,258
                                                                         ===============================
Included above:
Acquisitions and asset exchanges(a)                                       1,113         205          10
                                                                         ===============================



(a) First quarter 2007 includes $1,108 million for the acquisition of Chevron's
Netherlands manufacturing company.


Exchange rates
US dollar/sterling average rate for the period                             1.95        1.91        1.75
US dollar/sterling period-end rate                                         1.96        1.96        1.75
US dollar/euro average rate for the period                                 1.31        1.29        1.20
US dollar/euro period-end rate                                             1.33        1.31        1.21
                                                                         -------------------------------







                   Analysis of Profit Before Interest and Tax

                       ---------------------------------


                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
By business

Exploration and Production
UK                                                                        1,062        1,534      1,165
Rest of Europe                                                              720          249        303
US                                                                        1,663          948      2,304
Rest of World                                                             2,609        2,326      3,044
                                                                         -------------------------------
                                                                          6,054        5,057      6,816
                                                                         -------------------------------
Refining and Marketing
UK                                                                          (64)         28        (155)
Rest of Europe                                                              481         261         686
US                                                                          289        (951)        828
Rest of World                                                               423         (44)        679
                                                                         -------------------------------
                                                                          1,129        (706)      2,038
                                                                         -------------------------------
Gas, Power and Renewables
UK                                                                           48         147         (72)
Rest of Europe                                                                7         144           7
US                                                                           24         116         168
Rest of World                                                               127          61         135
                                                                         -------------------------------
                                                                            206         468         238
                                                                         -------------------------------
Other businesses and corporate
UK                                                                          (46)        280        (141)
Rest of Europe                                                               21         (98)         (1)
US                                                                         (113)       (307)       (104)
Rest of World                                                                23        (140)         31
                                                                         -------------------------------
                                                                           (115)       (265)       (215)
                                                                         -------------------------------
                                                                          7,274       4,554       8,877
Consolidation adjustment                                                     83        (103)         (8)
                                                                         -------------------------------
Total for continuing operations                                           7,357       4,451       8,869
                                                                         -------------------------------
Innovene operations
UK                                                                            -         (40)        (55)
Rest of Europe                                                                -          25         (21)
US                                                                            -          15           7
Rest of World                                                                 -           -         (27)
                                                                         -------------------------------
Total for Innovene operations                                                 -           -         (96)
                                                                         -------------------------------
Total for period                                                          7,357       4,451       8,773
                                                                         ===============================
By geographical area
UK                                                                          998       1,988         772
Rest of Europe                                                            1,245         533         995
US                                                                        1,932        (289)      3,245
Rest of World                                                             3,182       2,219       3,857
                                                                         -------------------------------
Total for continuing operations                                           7,357       4,451       8,869
                                                                         ===============================





                      Analysis of Replacement Cost Profit
                            Before Interest and Tax

                         -----------------------------


                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================
$ million
By business

Exploration and Production
UK                                                                        1,062       1,534       1,165
Rest of Europe                                                              720         249         303
US                                                                        1,652         952       2,311
Rest of World                                                             2,609       2,328       3,044
                                                                         -------------------------------
                                                                          6,043       5,063       6,823
                                                                         -------------------------------
Refining and Marketing
UK                                                                          (10)        190        (148)
Rest of Europe                                                              298         336         564
US                                                                          122        (421)        637
Rest of World                                                               428         207         559
                                                                         -------------------------------
                                                                            838         312       1,612
                                                                         -------------------------------
Gas, Power and Renewables
UK                                                                           48         147         (72)
Rest of Europe                                                                7         143           1
US                                                                           26         114         178
Rest of World                                                               125          66         194
                                                                         -------------------------------
                                                                            206         470         301
                                                                         -------------------------------
Other businesses and corporate
UK                                                                          (46)        280        (141)
Rest of Europe                                                               21         (97)         (3)
US                                                                         (114)       (319)       (104)
Rest of World                                                                23        (140)         31
                                                                         -------------------------------
                                                                           (116)       (276)       (217)
                                                                         -------------------------------
                                                                          6,971       5,569       8,519
Consolidation adjustment                                                     83        (103)         (8)
                                                                         -------------------------------
Total for continuing operations                                           7,054       5,466       8,511
                                                                         -------------------------------
Innovene operations
UK                                                                            -         (40)        (55)
Rest of Europe                                                                -          25         (21)
US                                                                            -          15           7
Rest of World                                                                 -           -         (27)
                                                                         -------------------------------
Total for Innovene operations                                                 -           -         (96)
                                                                         -------------------------------
Total for period                                                          7,054       5,466       8,415
                                                                         ===============================
By geographical area
UK                                                                        1,052       2,150         779
Rest of Europe                                                            1,061         609         865
US                                                                        1,756         230       3,071
Rest of World                                                             3,185       2,477       3,796
                                                                         -------------------------------
Total for continuing operations                                           7,054       5,466       8,511
                                                                         ===============================





                        Analysis of Non-operating Items

                           --------------------------


                                                                         First      Fourth       First
                                                                       Quarter     Quarter     Quarter
                                                                          2007        2006        2006
                                                                       ================================
$ million
By business

Exploration and Production
Impairment and gain (loss) on sale of businesses and fixed assets          603         16            9
Environmental and other provisions                                           -           -           -
Restructuring, integration and rationalization costs                         -           -           -
Fair value gain (loss) on embedded derivatives                             145         240        (395)
Other                                                                        -        (433)          -
                                                                       --------------------------------
                                                                           748        (177)       (386)
                                                                       --------------------------------
Refining and Marketing
Impairment and gain (loss) on sale of businesses and fixed assets         (179)        51          564
Environmental and other provisions                                           -           -           -
Restructuring, integration and rationalization costs                         -           -           -
Fair value gain (loss) on embedded derivatives                               -           -           -
Other                                                                      (50)       (104)          -
                                                                       --------------------------------
                                                                          (229)        (53)        564
                                                                       --------------------------------
Gas, Power and Renewables
Impairment and gain (loss) on sale of businesses and fixed assets            2         159           -
Environmental and other provisions                                           -           -           -
Restructuring, integration and rationalization costs                         -           -           -
Fair value gain (loss) on embedded derivatives                               7          56         (55)
Other                                                                        -           -           -
                                                                       --------------------------------
                                                                             9         215         (55)
                                                                       --------------------------------
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets           31          14           1
Environmental and other provisions                                           -          (2)          -
Restructuring, integration and rationalization costs                         -           -           -
Fair value gain (loss) on embedded derivatives                               3           -           8
Other                                                                        -        (200)          -
                                                                       --------------------------------
                                                                            34        (188)          9
                                                                       --------------------------------

Total before taxation for continuing operations                            562        (203)        132
Taxation credit (charge)                                                  (199)         51         (46)
                                                                       --------------------------------
Total after taxation for continuing operations                             363        (152)         86
                                                                       --------------------------------
Innovene operations
Total before taxation for Innovene operations(a)                             -           -         (96)
Taxation credit (charge)                                                     -           -          (7)
                                                                       --------------------------------
Total after taxation for Innovene operations                                 -           -        (103)
                                                                       --------------------------------
Total after taxation for period                                            363        (152)        (17)
                                                                       ================================





(a) Loss on remeasurement to fair value in the first quarter of 2006.





                         Realizations and Marker Prices

                           -------------------------


                                                                          First      Fourth       First
                                                                        Quarter     Quarter     Quarter
                                                                           2007        2006        2006
                                                                         ===============================

Average realizations(a)
Liquids ($/bbl)(b)
UK                                                                        55.42       56.18       60.00
US                                                                        51.62       52.11       53.79
Rest of World                                                             54.09       54.63       55.02
BP Average                                                                53.43       54.13       55.88
                                                                         ===============================
Natural gas ($/mcf)
UK                                                                         7.28        5.61        7.87
US                                                                         5.76        5.03        6.91
Rest of World                                                              3.90        3.70        3.94
BP Average                                                                 4.86        4.38        5.54
                                                                         ===============================

Average oil marker prices ($/bbl)
Brent                                                                     57.76       59.60       61.79
West Texas Intermediate                                                   58.05       59.90       63.29
Alaska North Slope US West Coast                                          55.78       55.47       60.89
Urals (NWE- cif)                                                          54.36       56.06       58.15
Urals (Med- cif)                                                          54.26       56.48       58.26
Russian domestic oil                                                      27.33       26.33       35.27
                                                                         ===============================
Average natural gas marker prices
Henry Hub gas price ($/mmbtu)(c)                                           6.77        6.56        9.01
UK Gas - National Balancing Point (p/therm)                               22.33       29.92       70.00
                                                                         ===============================



(a) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b) Crude oil and natural gas liquids.

(c)  Henry Hub First of the Month Index.





                                     Notes

                                     ------



1.    Basis of preparation

                BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007, which do not differ significantly from those used for the Annual Report and Accounts 2006.



2.    Changes to comparatives

In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed.
Certain transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.

During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments were identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.


                                                               Amended             Reported
                                                                ----------------------------
                                                                 First                First
                                                               Quarter              Quarter
                                                                  2006                 2006
                                                                ----------------------------
$ million
Sales and other operating revenues
Exploration and Production                                      13,918               13,918
Refining and Marketing                                          54,537               56,605
Gas, Power and Renewables                                        6,553                8,279
Other businesses and corporate                                     206                  206
                                                                ----------------------------
                                                                75,214               79,008
Less:  sales between businesses                                 11,926               11,926
                                                                ----------------------------
Total third party sales                                         63,288               67,082
                                                                ============================
Purchases                                                       43,819               47,613
                                                                ============================



3.    Sale of Olefins and Derivatives business



                The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. First quarter 2006 included a loss of $103 million related to post-closing adjustments.




                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million

Loss recognized on the remeasurement to fair value                         -            -          (96)
Taxation                                                                   -            -           (7)
                                                                        -------------------------------
Profit (loss) from Innovene operations                                     -            -         (103)
                                                                        ===============================
Earnings (loss) per share from Innovene operations -
  cents
Basic                                                                      -            -        (0.50)
Diluted                                                                    -            -        (0.50)
                                                                        ===============================





                                     Notes

                                     -----



4.    Sales and other operating revenues
                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million
By business
Exploration and Production                                            12,219       12,255       13,918
Refining and Marketing                                                53,119       53,776       54,537
Gas, Power and Renewables                                              5,613        5,224        6,553
Other businesses and corporate                                           206          339          206
                                                                        -------------------------------
                                                                      71,157       71,594       75,214
Less:   sales between businesses                                       9,850        9,648       11,926
                                                                        -------------------------------
Total third party sales                                               61,307       61,946       63,288
                                                                        ===============================

By geographical area
UK                                                                    24,055       23,676       27,733
Rest of Europe                                                        16,588       18,576       18,374
US                                                                    23,034       23,368       22,066
Rest of World                                                         16,844       16,768       18,375
                                                                        -------------------------------
                                                                      80,521       82,388       86,548
Less:   sales between areas                                           19,214       20,442       23,260
                                                                        -------------------------------
Total third party sales                                               61,307       61,946       63,288
                                                                        ===============================



5.    Profit before interest and taxation is after charging:


                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million
Production and similar taxes
UK                                                                        67         (143)         235
Overseas                                                                 680          775          697
                                                                        -------------------------------
                                                                         747          632          932
                                                                        ===============================



6.    Finance costs


                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million
Interest payable                                                         347          290          293
Capitalized                                                              (83)         (85)        (102)
                                                                        -------------------------------
                                                                         264          205          191
                                                                        ===============================





                                     Notes

                                     -----



7.    Other finance income


                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million
Interest on pension and other post-retirement
  benefit plan liabilities                                               538          496          471
Expected return on pension and other
  post-retirement benefit plan assets                                   (698)        (619)        (582)
                                                                        -------------------------------
Interest net of expected return on plan assets                          (160)        (123)        (111)
Unwinding of discount on provisions                                       67           67           54
Unwinding of discount on deferred consideration
  for acquisition of investment in TNK-BP                                  -            -            9
                                                                        -------------------------------
                                                                         (93)         (56)         (48)
                                                                        ===============================



8.    Analysis of changes in net debt


                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
$ million
Opening balance
Finance debt                                                          24,010       19,973       19,162
Less:  Cash and cash equivalents                                       2,590        3,199        2,960
                                                                        -------------------------------
Opening net debt                                                      21,420       16,774       16,202
                                                                        -------------------------------
Closing balance
Finance debt                                                          23,728       24,010       18,679
Less:  Cash and cash equivalents                                       1,956        2,590        2,939
                                                                        -------------------------------
Closing net debt                                                      21,772       21,420       15,740
                                                                        -------------------------------
Decrease (increase) in net debt                                         (352)      (4,646)         462
                                                                        ===============================
Movement in cash and cash equivalents
  (excluding exchange adjustments)                                      (645)        (659)         (35)
Net cash outflow (inflow) from financing
  (excluding share capital)                                              334       (3,689)         379
Fair value hedge adjustment                                              (30)        (208)          82
Debt acquired                                                              -          (13)           -
Other movements                                                          (11)         (57)          32
                                                                        -------------------------------
Movement in net debt before exchange effects                            (352)      (4,626)         458
Exchange adjustments                                                       -          (20)           4
                                                                        -------------------------------
Decrease (increase) in net debt                                         (352)      (4,646)         462
                                                                        ===============================





                                     Notes

                                     -----



9.    TNK-BP Operational and Financial Information


                                                                       First       Fourth        First
                                                                     Quarter      Quarter      Quarter
                                                                        2007         2006         2006
                                                                        ===============================
Production (Net of royalties) (BP share)
Crude oil (mb/d)                                                         832          837          896
Natural gas (mmcf/d)                                                     566          602          567
Total hydrocarbons (mboe/d)(a)                                           930          941          994
                                                                        ===============================
$ million
Income statement (BP share)
Profit before interest and tax                                           356          359          852
Interest expense ...                                                     (61)         (52)         (43)
Taxation                                                                (103)        (118)        (350)
Minority interest                                                        (30)          (6)         (41)
                                                                        -------------------------------
Net Income                                                               162          183          418
                                                                        ===============================
.... Excludes unwinding of discount on deferred consideration               -            -            9
                                                                        ===============================
Cash Flow
Dividends received(b)                                                      -          500          771
                                                                        ===============================




Balance Sheet                                                            31 March     31 December
                                                                             2007            2006
                                                                        ==========================
Investments in jointly controlled entities                                  8,381           8,353
                                                                        ==========================



   (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

   (b) First quarter 2006 includes $771 million declared in fourth quarter 2005.



10.   Second quarter results


      BP's second quarter results will be announced on 24 July 2007.



11.   Statutory accounts



The financial information shown in this publication is unaudited and does not constitute statutory financial statements. The 2006 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.





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http://www.bp.com/investors







                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24th April 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary